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                        April 4, 2022

       Mala Ray
       Controller
       Encision Inc.
       6797 Winchester Circle
       Boulder, CO 80301

                                                        Re: Encision Inc.
                                                            Amendment No. 1 to
Form 10-K for the Fiscal Year Ended March 31, 2021
                                                            Filed March 17,
2022
                                                            Amendment No. 1 to
Form 10-Q for the Quarterly Period Ended December 31,
                                                            2021
                                                            Filed March 17,
2022
                                                            File No. 001-11789

       Dear Ms. Ray:

              We have reviewed your March 17, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 24, 2022 letter.

       Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2021

       Item 9A. Controls and Procedures, page 2

   1.                                                   We note that in your
amended Form 10-K and Form 10-Q, management revised its
                                                        conclusions regarding
the effectiveness of the company   s disclosure controls and
                                                        procedures (DC&P) and
concluded that DC&P were effective. Please address the
                                                        following:
                                                            Explain why
management   s conclusions regarding the effectiveness of DC&P were
                                                             revised in the
amended filings.
 Mala Ray
Encision Inc.
April 4, 2022
Page 2
                Explain how you concluded that your DC&P was effective while concluding your internal control over financial reporting was not effective due to a material weakness.
2. As a related matter, we note the amendments to your Form 10-K and Form 10-Q do not include Exhibit 31 certifications. Please file an amendment to your Form 10-K for the year ended March 31, 2021 and Form 10-Q for the quarterly period ended December 31,
         2021 to include all required certifications that are dated as of the date you file your amendment.
       You may contact Lynn Dicker at (202) 551-3616 or Eric Atallah, Senior Accountant, at
(202) 551-3663 if you have any questions.



FirstName LastNameMala Ray                                     Sincerely,
Comapany NameEncision Inc.
                                                               Division of
Corporation Finance
April 4, 2022 Page 2                                           Office of Life
Sciences
FirstName LastName